February 14, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Speedus Corp. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 Response Letter Dated January 21, 2011 File No. 0-27582

Dear Mr. Vaughn:

Set forth below is our response to the comments and questions presented in Note 2 of your February 1, 2011 letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

-	Consolidated Balance Sheets

2.
The $107,385 transaction in question was invoiced to Cambridge Systems, Inc. (“CSI”) in August, 2009 and was primarily for the delivery of five Signal-X6™ telemedicine devices. The US Army was the recipient of the corresponding deliverables.  Although the contract was ultimately awarded to CSI, the Army developed the contract with the support of, and for products manufactured by, Speedus subsidiary, Zargis Medical Corp. The Army had indicated that CSI was an approved and frequent contractor for government projects. Furthermore, persuasive evidence of an arrangement existed, in the form of the $107,385 purchase order Zargis received from CSI. The Company therefore believed that collectability of the full $107,385 was reasonably assured. As a result, the revenue was recognized in August 2009 when the goods were delivered via Federal Express to the Army.

In February 2010, after unsuccessful attempts to collect from CSI, Zargis received communication from CSI’s law firm stating that CSI was facing insolvency and that they were prepared to offer 30% of the $107,385 as full settlement of the matter. Although Zargis agreed to this offer, no payments have ever been received. In addition, in late January of 2011, CSI’s attorney indicated that she believes CSI to be insolvent and no longer doing business. The attorney also stated that she expects CSI to file bankruptcy in the upcoming months.  In addition, our own research indicates that several lawsuits have been filed against CSI by other vendors.

Sincerely,

/s/ John A. Kallassy
John A. Kallassy
Chief Financial Officer, Speedus Corp.
Tel: 888-773-3669 (Ext. 22)

1 Dag Hammarskjold Blvd., Freehold, NJ 07728
www.speedus.com